SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Bank of America Corp.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

______________________________________________________________________________

[This reference is to an article in Bloomberg, available at https://www.bloomberg.com/news/articles/2021-04-05/blackrock-breaks-ranks-with-wall-street-in-performing-race-audit?sref=cdlcj118